April 4, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

1 Station Place, N.E. Stop 4631

Washington, D.C. 20549

Attn: Terence O’Brien, Accounting Branch Chief

Re:	Matrix Service Company
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 28, 2010
File No. 1-15461

Ladies and Gentlemen:

The purpose of this letter is to respond to your comments regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed by Matrix Service Company (the “Company”, or “we”, “us”, or “our”), and the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010, as set forth in your letter dated March 21, 2011. Our response to your comment is provided in bold and is preceded by your comment and is numbered to correspond to the number used in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management’s Discussions and Analysis of Financial Condition and Results of Operations, page 23

1.	We note that steel plate and steel pipe are the primary raw materials that you use in your operations. If you purchase material amounts of your raw materials from suppliers in Japan please include a discussion that addresses whether you expect an interruption in raw material and the impact to your operations. Refer to Section 501.02 of the Financial Reporting Codification for guidance.

We do not purchase steel directly from Japanese mills. Most of our steel purchases are from domestic sources including domestic mills and distributors.

We understand that most Japanese mills are in the southern part of the country, which was not affected as severely by the earthquake and tsunami that occurred in the northern part of the country and are producing at near normal levels. However, the disaster has affected the overall level of Japanese exported steel, and we believe there has been a reduction in steel imported from Japan to the United States. Additionally, Japanese mills are a major supplier of nine-nickel steel, which is used in the construction of liquefied natural gas, or “LNG” tanks. We are not currently constructing any LNG tanks and there are no pending LNG awards that we consider imminent. Therefore, we anticipate that any shortage in nine-nickel steel will not have a material effect on our business in the short-term. However, we continue to pursue LNG work so any long-term supply disruption could negatively impact our LNG business.

We have seen some upward pressure on steel plate prices and expect this trend to continue. We believe that the pricing pressure is due to an overall increase in economic activity in heavy industry and strong demand in industrial construction and not from the level of Japanese imports. Steel is a commodity with cyclical pricing and these increases are not unusual during an economic expansion. In addition to pricing pressure, in the near term some of our suppliers could reduce the volume of steel that we can purchase. These reductions are not unusual and we have mitigated our risk by having excess purchasing capacity available and do not expect any short or long term supply disruption. As outlined in Item 7A of our fiscal 2010 Form 10-K, we are able to mitigate both price and availability risk by including standard language in our contracts that passes these risks on to our customers.

We will consider making appropriate disclosures with respect to these matters in our future filings. Form 10-Q Part I, Item 3. Quantitative and Qualitative Disclosures About Market Risk, requires that the Company furnish the information, on a quarterly basis, required by Item 305 of Regulation S-K. Specifically, under Item 305(c), we are required to disclose any material changes to our primary market risk exposures or how the exposures are managed when compared to the most recently completed fiscal year and what is expected to be in effect in future reporting periods. Based on this guidance, the Company expects to include the following in Part I, Item 3 of its Form 10-Q for the third fiscal quarter of 2011:

“Japan is a major producer of steel, and the earthquake and resulting tsunami that occurred in Japan on March 11, 2011 has caused or may cause Japanese companies to curtail some of their steel exports due to reduced manufacturing capacity, increased Japanese demand, or other factors. We purchase our steel from domestic sources, and the events in Japan have not had a material short-term effect on our steel supply. However, supply disruptions originating in Japan could affect domestic supply or steel prices in the United States. We continue to believe that our contracting strategy of passing the risk of steel price increases and availability on to our customers mitigates our risk related to these events. However, we cannot predict and will continue to assess what affect, if any, a long-term reduction in Japanese imports may have on the United States steel market in terms of both pricing and availability of our steel supplies.”

The Company will continue to monitor this situation and consider, in future filings, whether additional disclosure is warranted, including further updates to Quantitative and Qualitative Disclosures About Market Risk or the addition of a Risk Factor addressing the availability of raw material.

Construction Services, page 28

2.	We note that you acquired SME in February 2009 and in your Form 8-K filed on February 13, 2009 you state that this acquisition would increase annual revenue by more than $70 million. You disclose that the increase in Electrical and Instrumentation revenues was primarily attributable to the inclusion of a full year of SME operations in fiscal 2010 compared to less than four months in fiscal 2009. In future filings please quantify how much of the revenue growth is attributable to SME to allow investors to assess its results.

In order to increase the volume of business, expand geographically, and improve the profitability of our Electrical and Instrumentation (“E&I”) business the Company purchased SME in February of 2009. While the acquisition did add incremental revenues that were directly attributable to SME, there was also a significant benefit to our existing E&I business. These benefits included, but were not limited to, the following:

•	Expanded the E&I business geographically in the Mid-Atlantic region of the United States;

•	increased the marketing capabilities of the E&I business by obtaining a recognized and reputable name; and

•	increased the execution capabilities of the E&I business by adding a highly skilled workforce.

These incremental capabilities have allowed us to expand our E&I business. We have been able to execute “contractor of choice” agreements with major utility companies in the Mid-Atlantic and Northeastern United States. In addition, by leveraging our expanded E&I capability we have been able capture incremental capital projects.

Upon completing the purchase of SME we began integrating the operations of SME into our existing E&I business. Today, our E&I business is managed as a single business with a high degree of shared resources including business development, back office support, management, operational personnel and facilities. Based on this level of integration, the Company concluded that maintaining financial statements that include the effect of the SME acquisition on a stand-alone basis was not necessary; therefore such information is not currently available.

Based on the above factors we believe that investors should assess the SME acquisition by the overall performance of our E&I business which is discussed in MD&A.

Cash Flows from Operating Activities, page 32

3.	You present a tabular disclosure of cash flows from operations in which you present a line item for cash effect of changes in operating assets and liabilities. In future filings please identify and quantify material changes in your operating assets and liabilities. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Additional explanation should be provided, and we have provided more detail in both our first and second quarter fiscal 2011 Form 10-Qs (see excerpts below). We will continue to identify and quantify material changes in our operating assets and liabilities in our future filings.

Excerpt from page 20 of our Form 10-Q for the first quarter fiscal 2011:

Cash Flows from Operating Activities

Increased business activity in the first quarter led to higher working capital balances which caused operations to use $5.3 million of cash in the three months ended September 30, 2010. The working capital increase was primarily due to increases in accounts receivable and costs in excess caused by increased business volume, and a decrease in accounts payable. The decrease in accounts payable was due to an unusually large balance at June 30 caused by a significant steel plate purchase late in the prior fiscal year. Increases in billings in excess and accrued expenses positively affected cash at September 30 and were due to the increase in business.

Excerpt from pages 23-24 of our Form 10-Q for the second quarter fiscal 2011:

Cash Flows from Operating Activities

Increased business activity in the six months ended December 31, 2010 led to higher balances in certain working capital accounts which caused operations to use $2.6 million in cash. Working capital changes in the six months ended December 31, 2010 that significantly affected the cash balance at December 31, 2010 include the following:

•	Accounts receivable increased by $22.9 million. The increase was caused primarily by increased business activity.

•	Accounts payable decreased by $10.4 million. The decrease was due to a large steel purchase late in the prior fiscal year.

•

Accrued expenses decreased by $5.0 million. The decrease was primarily the result of a payment of $4.0 million in December 2010 to settle the California Pay Practice Class Action Lawsuits. The settlement and payment are discussed in Note 6 of the Condensed Financial Statements included in Part 1, Item 1 of this Quarterly Report on Form 10-Q.

•

The net change in the combined balances of costs and estimated earnings in excess of billings on uncompleted contracts and billings on uncompleted contracts in excess of costs and estimated earnings caused a decrease in working capital and an increase to cash of $14.7 million. This change was primarily attributable to advance billings on Aboveground Storage Tank contracts in the Construction Services Segment.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, Page 17

4.	We note your accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts less billings on uncompleted contracts in excess of costs and estimated earnings as of December 31, 2010 has materially increased as a percentage of quarterly sales as compared to 2009. In future filings please provide a discussion that identifies and quantifies the contributing factors impacting your operations. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Revenues for the three months ended December 31, 2010 and December 31, 2009 were $175.3 million and $150.4 million respectively. Costs and estimated earnings in excess of billings on uncompleted contracts (“CIE”) totaled $37.0 million and $36.8 million at December 31, 2010 and December 31, 2009, resulting in CIE/Revenue ratios of 21% and 24%, respectively. Billings on uncompleted contracts in excess of costs and estimated earnings (“BIE”) totaled $39.6 million and $35.5 million at December 31, 2010 and December 31, 2009, resulting in BIE/Revenue ratios of 23% and 24%, respectively. The Company does not view these ratios as unusual.

At December 31, 2010, our consolidated accounts receivable had a balance of $109.9 million as compared to a balance of $76.2 million as of December 31, 2009. The Accounts Receivable/Revenue ratio was 63% at December 31, 2010 and 51% at December 31, 2009. The increase of $33.7 million was primarily due to the year over year increase in quarterly revenues, primarily in our Aboveground Storage Tank and Electrical and Instrumentation markets and an increase in our average days sales outstanding (“DSO”). The increase in DSO was temporary and did not result in any receivable write-offs or any material changes in our liquidity. We did include the discussion excerpted above in our response to Comment #3 comparing our accounts receivable balance at December 31, 2010 to June 30, 2010 in the Financial Condition and Liquidity section of our Form 10-Q for the second quarter of fiscal 2011.

In our future filings, we will be cognizant of the importance of these accounts and ensure that full disclosure is made of any unusual balances or material trends.

In responding to the comments above the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of our response and would be pleased to discuss our responses with you at your convenience. Please feel free to call me at (918) 359-8296 at any time.

Sincerely,

/s/ Kevin Cavanah

Kevin Cavanah
Vice President and Chief Financial Officer